Rocky Mountains Group Ltd

E 242 Bucklands Beach Road, Bucklands Beach

Auckland 2012, New Zealand

November 04, 2024

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Kate Beukenkamp
Lilyanna Peyser
Abe Friedman
Doug Jones

Re:	Rocky Mountains Group Ltd
Amendment No. 1 to Registration Statement on Form S-1
Filed October 2, 2024
File No. 333-281852

Dear Sir or Madam:

Rocky Mountains Group Ltd. (the “Company”) is filing amendment number 2 (the “Amendment”) to the Registration Statement on Form S-1/A (the “Registration Statement”) in response to your recent review letter addressed to Zonghan Wu, Chief Executive Officer of the Company, dated October 30, 2024 (the “SEC Letter”). This response letter, along with the amended Offering Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Amendment No. 1 to Registration Statement on Form S-1 filed October 2, 2024

Report of Independent Registered Public Accounting Firm

Opinion on the Financial Statements, page F-2

1.	We reviewed your revisions in response to comment 13 and reissue in part. To the extent true, the balance sheet date should be as of May 31, 2024 and the other financial statements should be for the period from July 25, 2023 (date of inception) to May 31, 2024. Please have your auditors revise their report, as appropriate.

Response: We have updated the Registration Statement as requested.

We are aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please let me know if you need anything further.

Sincerely,

Rocky Mountains Group Ltd
/s/ Zonghan Wu
Zonghan Wu
CEO